ABSINTHIA'S BOTTLED SPIRITS, LLC

OPERATING AGREEMENT

This Operating Agreement is entered into effective as of August 1, 2013, by JENNIFER V. BAUM (referred to herein as the "Initial Member").

A. The Initial Member desires to form a limited liability company under the Beverly-Killea Limited Liability Company Act.

B. The Initial Member enters into this Operating Agreement in order to form and provide for the governance of the Company and the conduct of its business and to specify the Members' rights and obligations.

NOW THEREFORE, the Initial Member hereby agrees as follows:

ARTICLE I: DEFINITIONS

The following capitalized terms used in this Agreement have the meanings specified in this Article or elsewhere in this Agreement and when not so defined shall have the meanings set forth in California Corporations Code section 17001.

"Act" means the Beverly-Killea Limited Liability Company Act (California Corporations Code sections 17000 et seq.), as amended from time to time.

"Agreement" means this Operating Agreement, as originally executed and as amended from time to time.

"Articles of Organization" means the Articles of Organization of the Company as filed with the office of the California Secretary of State on July 29, 2013.

"Assignee" means a Person who has acquired a Member's Economic Interest in the Company, by way of a transfer in accordance with the terms of this Agreement, but who has not become a Member.

"Assigning Member" means a Member who by means of a transfer has transferred an Economic Interest in the Company to an Assignee.

"Available Cash" means cash from revenues to the Company after providing for the short term liabilities of the Company, the regular operations of the Company, and an amount of reserves, all as determined from time to time by the Members in their discretion.

"Buy-Out Value" is defined in Section 8.5(a).

"Capital Account" means, as to any Member, a separate account maintained and adjusted in accordance with Article III, Section 3.3.

"Capital Contribution" means, with respect to any Member, the amount of money and the fair market value of any property (other than money) contributed to the Company (net of liabilities secured by such contributed property that the Company is considered to assume or take "subject to" under IRC section 752) in consideration of a Percentage Interest held by such Member. A Capital Contribution shall not be deemed a loan.

"Capital Event" means a sale or disposition of any of the Company's capital assets, the receipt of insurance and other proceeds derived from the involuntary conversion of Company property, the receipt of proceeds from a refinancing of Company property, or a similar event with respect to Company property or assets.

"Code" or "IRC" means the Internal Revenue Code of 1986, as amended, and any successor provisions.

"Company" means Absinthia's Bottled Spirits, LLC.

"Economic Interest" means a Person's right to share in the income, gains, losses, deductions, credit or similar items of, and to receive distributions from, the Company, but does not include any other rights of a Member, including the right to Vote or to participate in management.

"Encumber" means the act of creating or purporting to create an Encumbrance, whether or not perfected under applicable law.

"Encumbrance" means, with respect to any Membership Interest, or any element thereof, a mortgage, pledge, security interest, lien, proxy coupled with an interest, option, or preferential right to purchase.

"Initial Member" or "Initial Members" means those Persons whose names are set forth in the first sentence of this Agreement.

"Losses." See "Profits and Losses."

"Majority of Members" means a Member or Members whose Percentage Interests represent more than 50 percent of the Percentage Interests of all the Members. If there is a single Member, the single Member shall act as a "Majority of Members". If there are two Members, a "Majority of Members" shall be both Members.

"Member" means an Initial Member or a Person who otherwise acquires a Membership Interest, as permitted under this Agreement, and who remains a Member. References in this Agreement to a "Member" shall be deemed to include the individual who is or becomes the Trustee of a Member Trust.

"Membership Interest" means a Member's ownership interest in the Company, including the Economic Interest and the Voting Interest pertaining thereto.

"Notice" means a written notice required or permitted under this Agreement. A Notice shall be deemed given or sent: when deposited, as certified mail or for overnight delivery, postage and fees prepaid, in the United States mails; when delivered by an overnight delivery service and the recipient has signed a statement acknowledging receipt; when personally delivered to the recipient;

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and when transmitted by fax, and such transmission is electronically confirmed as having been successfully transmitted.

"Notice of Proposed Sale" is defined in Section 8.3(a).

"Optional Purchase" is defined in Section 8.3(b).

"Other Triggering Event" is defined in Section 8.4(c).

"Percentage Interest" means a Member's ownership percentage in the Company as set forth on Exhibit A hereto, as such Exhibit may be amended from time to time.

"Person" means an individual, partnership, limited partnership, trust, estate, association, Company, limited liability company, or other entity, whether domestic or foreign.

"Price Determination Date" is defined in Section 8.5(d).

"Profits and Losses" means, for each fiscal year or other period specified in this Agreement, an amount equal to the Company's taxable income or loss for such year or period, determined in accordance with IRC section 703(a).

"Proxy" has the meaning set forth in California Corporations Code section 17001(ai). A Proxy may not be transmitted orally.

"Regulations" ("Reg") means the income tax regulations promulgated by the United States Department of the Treasury and published in the Federal Register for the purpose of interpreting and applying the provisions of the Code, as such Regulations may be amended from time to time, including corresponding provisions of applicable successor regulations.

"Right to Purchase" is defined in Section 8.3(b).

"Subject Membership Interests" is defined in Section 8.3(a).

"Substituted Member" is defined in Article VIII, Section 8.10.

"Triggering Date" is defined in Section 8.5(d).

"Vote" means a written consent or approval, a ballot cast at a meeting, or a voice vote.

"Voting Interest" means, with respect to a Member, the right to Vote or participate in management and any right to information concerning the business and affairs of the Company provided under the Act, except as limited by the provisions of this Agreement. A Member's Voting Interest shall be directly proportional to that Member's Percentage Interest.

ARTICLE II: COMPANY FORMATION

2.1. Name. The name of the Company is Absinthia's Bottled Spirits, LLC.

2.2. Executive Office. The principal executive office of the Company is at 1933 Davis, San Leandro, California 94577 or such other place or places as may be determined by the Members from time to time.

2.3. Agent for Service of Process. The initial agent for service of process on the Company is Jennifer V. Baum, 1933 Davis, San Leandro, California 94577. The Members may from time to time change the Company's agent for service of process.

2.4. Purpose. The Company is formed for the purposes of engaging in any business permitted by law.

2.5. Term. The term of existence of the Company commenced on the effective date of filing of the Articles of Organization with the office of the California Secretary of State, and shall continue until terminated by the provisions of this Agreement or as provided by law.

ARTICLE III: CAPITALIZATION

3.1. Capital Contributions. Exhibit A sets forth the amount of each Member's Capital Contribution, including the fair market value of any contributed property as shall have been agreed between the Company and any Member contributing such property.

3.2. Further Contributions. No Member shall be required or permitted to make additional Capital Contributions to the Company without the consent of the Members.

3.3. Capital Accounts. An individual Capital Account shall be maintained for each Member consisting of that Member's Capital Contribution (a) increased by that Member's share of Profits, (b) decreased by that Member's share of Losses, (c) decreased by distributions of cash or property, and (d) adjusted as required in accordance with applicable provisions of the Code and Regulations.

3.4. No Withdrawals. A Member shall not be entitled to withdraw any part of the Member's Capital Contribution or to receive any distributions, whether of money or property, from the Company except as provided in this Agreement.

3.5. No Interest on Capital Accounts. No interest shall be paid on money or property contributed to the capital of the Company or on the balance of a Member's Capital Account.

3.6. No Personal Liability. A Member shall not be bound by, or be personally liable for, the expenses, liabilities, or obligations of the Company except as otherwise provided in the Act or in this Agreement.

3.7. No Priority. Except as otherwise specifically set forth herein, no Member shall have priority over any other Member with respect to the return of a Capital Contribution, or distributions or allocations of income, gain, losses, deductions, credits, or items thereof.

ARTICLE IV: ALLOCATIONS AND DISTRIBUTIONS

4.1. Allocations of Profits and Losses. The Profits and Losses of the Company and all

items of Company income, gain, loss, deduction, or credit shall be allocated, for Company book purposes and for tax purposes, to a Member in accordance with the Member's Percentage Interest.

4.2. Special Allocations. If any Member unexpectedly receives any adjustment, allocation, or distribution described in Reg sections 1.704-1(b)(2)(ii)(d)(4), 1.704-1(b)(2)(ii)(d)(5), or 1.704-1(b)(2)(ii)(d)(6), items of Company gross income and gain shall be specially allocated to that Member in an amount and manner sufficient to eliminate any deficit balance in the Member's Capital Account created by such adjustment, allocation, or distribution as quickly as possible. Any special allocation under this Section 4.2 shall be taken into account in computing subsequent allocations of Profits and Losses so that the net amount of allocations of income and loss and all other items shall, to the extent possible, be equal to the net amount that would have been allocated if the unexpected adjustment, allocation, or distribution had not occurred. The provisions of this Section 4.2 and the other provisions of this Agreement relating to the maintenance of Capital Accounts are intended to comply with Reg sections 1.704-1(b) and 1.704-2 and shall be interpreted and applied in a manner consistent with such Regulations.

4.3. Distributions of Property. Any unrealized appreciation or unrealized depreciation in the values of Company property distributed in kind to all the Members shall be deemed to be Profits or Losses realized by the Company immediately prior to the distribution of the property and such Profits or Losses shall be allocated to the Members' Capital Accounts in the same proportions as Profits are allocated under Section 4.1. Any property so distributed shall be treated as a distribution to the Members to the extent of the fair market value of the property less the amount of any liability secured by and related to the property. Nothing contained in this Agreement is intended to treat or cause such distributions to be treated as sales for value. For the purposes of this Section 4.3, "unrealized appreciation" or "unrealized depreciation" shall mean the difference between the fair market value of such property and the Company's tax basis for such property.

4.4. Allocation of Economic Interest. In the case of a transfer of an Economic Interest during any fiscal year, the Assigning Member and Assignee shall each be allocated the Economic Interest's annualized share of Profits or Losses based on the number of days each held the Economic Interest during that fiscal year.

4.5. <u>Distributions of Cash</u>. All Available Cash shall be distributed among the Members in proportion to their Percentage Interests at such times as determined by the Members; provided, however, that the Company, to the extent permitted by law, may make cash distributions in each calendar year in an approximate amount not less than the tax which may be reasonably anticipated to be paid by each Member on the Company's taxable income (or as estimated for) such calendar year in the discretion of the Members; and provider, further, that if any Member makes a Capital Contribution of cash after his initial Capital Contribution, such Member shall receive distributions of Available Cash prior to the other Members until he has received total distributions equal to his cash contribution.

4.6. <u>Distribution of Non-Cash Assets</u>. If the proceeds from a sale or other disposition of a Company asset consist of property other than cash, the value of such property shall be as determined by the Members. Such non-cash proceeds shall then be allocated among all the Members in proportion to their Percentage Interests. If such non-cash proceeds are subsequently reduced to cash, such cash shall be distributed to each Member in accordance with Section 4.5.

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4.7. <u>Distributions Upon Liquidation</u>. Notwithstanding any other provision of this Agreement to the contrary, when there is a distribution in liquidation of the Company, or when any Member's interest is liquidated, all items of income and loss first shall be allocated to the Members' Capital Accounts under this Article IV, and other credits and deductions to the Members' Capital Accounts shall be made before the final distribution is made. The final distribution to the Members shall be made to the Members to the extent of and in proportion to their positive Capital Account balances.


ARTICLE V: MANAGEMENT


5.1. <u>Management by Members</u>. The business of the Company shall be managed by the Members. The Members may take action by communicating in writing, telephonically, or electronically, and no annual or regular meetings are required. If there shall be only one member of the Company, such member shall be deemed the "Manager", the "Principal" or the "President" for purposes of exercising his or her authority as the sole member managing the Company.

5.2. <u>Authority of Each Member</u>. Except as otherwise limited by the Articles of Organization or this Agreement (including Section 5.3 below), each Member, acting alone, shall have authority, power and discretion to manage and control the business, property and affairs of the Company, to make all decisions regarding those matters and to perform any and all other acts or activities customary or incidental to the management of the Company's business, property and affairs. Without limiting the generality of the foregoing, but subject to Section 5.3, each Member is authorized to endorse and deposit checks, drafts, and other evidences of indebtedness made payable to the order of the Company, and to sign all checks, drafts, and other instruments obligating the Company to pay money, and sign all contracts, evidences of indebtedness and other documents binding the Company.

5.3. <u>Limitations on Authority of Members</u>. Notwithstanding the foregoing and anything herein to the contrary, a Member, acting alone, shall not take any of the following actions on behalf of the Company unless a Majority of Members have consented to the taking of such action:

(a) Any act that would materially interfere with the ability of the Company to carry on its ordinary business;

(b) Any confession of a judgment against the Company, or the filing of any legal action by the Company;

(c) The disposition of any material assets of the Company other than in the ordinary course of business;

(d) The incurring of any debt not in the ordinary course of business;

(e) A change in the nature of the principal business of the Company;

(f) The incurring of any contractual obligation or the making of any capital expenditure in one transaction or in a series of related transactions with a total cost of more than $5,000, including incurring any liability, contingent or otherwise, of more than $5,000;

(g) The signing of any check or the authorizing of the disbursement of Company funds in amount in excess of $5,000, unless pursuant to a contract approved in accordance with Section 5.3(f) above;

(h) The making of any distribution to any Member; or

(i) The hiring of any employee or consultant.

5.4. <u>Member Liability</u>. A Member shall not be liable to the Company or to any other Member for any loss or damage sustained by the Company or any other Member, unless the loss or damage shall have been the result of fraud, deceit, reckless or intentional misconduct, or a knowing violation of law by the Member. Under no circumstances will any director, officer, shareholder, member, manager, partner, employee, agent or affiliate of the Member have any personal responsibility for any liability or obligation of the Member (whether on a theory of alter ego, piercing the corporate veil, or otherwise).

5.5. <u>Title to Company Assets</u>. All assets of the Company, whether real or personal, shall be held in the name of the Company.

5.6. <u>Deposit of Funds</u>. All funds of the Company shall be deposited in one or more accounts with one or more recognized financial institutions in the name of the Company, at such locations as shall be determined by the Members.

<u>ARTICLE VI: ACCOUNTS AND RECORDS</u>

6.1. <u>Maintenance and Inspection of Books</u>. Complete books of account of the Company's business, in which each Company transaction shall be fully and accurately entered, shall be kept at the Company's principal executive office and shall be open to inspection and copying by each Member or the Member's authorized representatives on reasonable Notice during normal business hours. The costs of such inspection and copying shall be borne by the Member.

6.2. <u>Financial Records</u>. Financial books and records of the Company shall be kept on the method of accounting as determined by the Members. A balance sheet and income statement of the Company shall be prepared promptly following the close of each fiscal year, or more frequently as may be deemed necessary by the Members, in a manner appropriate to and adequate for the Company's business and/or for carrying out the provisions of this Agreement. The fiscal year of the Company shall be January 1 through December 31.

6.3. <u>Maintenance of Records under the Act</u>. At all times during the term of existence of the Company, and beyond that term if the Members deem it necessary, the Members shall keep or cause to be kept the books of account of the Company and the records required to be maintained by the Act.

6.4. <u>Tax Returns</u>. Within 90 days after the end of each taxable year of the Company, the Members shall cause to be sent to each of the Members all information necessary for the Members to complete their federal and state income tax or information returns, and a copy of the Company's federal, state, and local income tax or information returns for such year.

6.5. <u>Tax Matters Partner</u>. Jennifer V. Baum shall be the "Tax Matters Partner" for the Company. The Tax Matters Partner may be changed upon a vote of a Majority of Members. The Tax Matters Partner shall represent the Company (at the Company's expense) in connection with all examinations of the Company's affairs by tax authorities, including resulting judicial and administration proceedings, and shall have the authority to expend Company funds for professional services and costs associated therewith.

ARTICLE VII: MEMBERS AND VOTING

7.1. <u>Classes of Memberships</u>. There shall be only one class of membership and no Member shall have any rights or preferences in addition to or different from those possessed by any other Member. Each Member shall Vote in proportion to the Member's Percentage Interest as of the date of the Vote. Except as otherwise provided herein, any action that may or that must be taken by the Members shall be by a Majority of Members.

7.2. <u>Meetings of Members</u>. No annual or regular meetings of the Members are required to be held. However, if such meetings are held, such meetings shall be noticed, held and conducted pursuant to the Act. In any instance in which the approval of the Members is required under this Agreement, such approval may be obtained in any manner permitted by the Act. At all meetings of Members, a Member may Vote in person or by Proxy. Such Proxy shall be filed with any Member before or at the time of the meeting, and may be filed by facsimile or electronic transmission to a Member at the principal executive office of the Company or such other address as or electronic may be given by a Member to the Members for such purposes.

ARTICLE VIII: TRANSFERS OF MEMBERSHIP INTERESTS

8.1. <u>Withdrawal</u>. A Member may withdraw from the Company at any time by giving Notice of such withdrawal to the Company and all the other Members at least 90 days before the effective date of such withdrawal. Withdrawal shall not release a Member from any obligations and liabilities under this Agreement accrued or incurred before the effective date of withdrawal. Any withdrawal from the Company shall be a triggering event as described in Section 8.4 below. Upon withdrawal, the Member becomes the holder of only an Economic Interest in the Company.

8.2. <u>Restriction on Transfer</u>. Except as permitted by and in compliance with this Agreement, no Member shall transfer, Encumber, pledge (including a pledge of Membership Interests to a bank or other creditor as security for a loan or other obligations) or in any other way dispose of any of his Membership Interests or any right or interest in them. Each Member shall have the right to vote his Membership Interests and receive distributions, if any, until such Membership Interests are sold or transferred as provided in this Agreement.

8.3 <u>Restrictions on Voluntary Transfers of Membership Interests</u>. The following restrictions set forth in this Section 8.3 shall apply to any voluntary transfers of Membership Interests by any Member of the Company:

(a) N<u>otice of Proposed Sale</u>. In the event any Member wishes to transfer, Encumber, pledge (including a pledge of Membership Interests to a bank or other creditor as security for a loan or other obligations) or in any other way dispose of any of his Membership Interests or any right or interest in them, such Member shall give written Notice to each of the other Members of

his intention to do so (the "N<u>otice of Proposed Sale</u>"). The Notice of Proposed Sale must name the proposed transferee and specify the amount of Membership Interests to be transferred (the "<u>Subject</u>

Membership Interests"), the price for the Subject Membership Interests and the terms of payment.

(b) <u>Members' Option</u>. The remaining Members shall have the right, but not the obligation, to purchase a proportion of the Subject Membership Interests up to his percentage ownership of all outstanding Membership Interests, excluding the Subject Membership Interests ("<u>Right to Purchase</u>"), at the price and on the same terms and conditions specified in the Notice of Proposed Sale. Any Subject Membership Interests remaining after the Rights to Purchase have been exercised may be purchased by Members electing to do so ("<u>Optional Purchase</u>"), provided that in the event of oversubscription, the Subject Membership Interests available for Optional Purchase shall be apportioned according to the respective ownership percentages of Members electing to make an Optional Purchase, excluding any Subject Membership Interests. In any event, any and all purchases of Subject Membership Interests by remaining Members shall be completed no later than thirty (30) days after the Members' receipt of the Notice of Proposed Sale, at the price and on the same terms and conditions specified in the Notice of Proposed Sale.

(c) <u>Sale to Proposed Transferee</u>. Any Subject Membership Interests not purchased by the Members pursuant to Section 8.3(b) above may be transferred to the proposed transferee named in the Notice of Proposed Sale at any time within sixty (60) days from the date the Notice of Proposed Sale was initially received by the Members, on the terms and conditions specified in the Notice of Proposed Sale. No transfer of the Subject Membership Interests shall be made after the end of such 60-day period, nor shall any change in the terms of transfer be permitted without a new Notice of Proposed Sale and compliance with the requirements of this Section 8.3. In addition, no transfer of the Subject Membership Interests shall be made until the proposed transferee has executed an agreement to be bound by the terms of this Agreement.

(d) <u>Exceptions to Restrictions on Voluntary Transfer</u>. Notwithstanding anything to the contrary contained in this Agreement and without obtaining the prior written consent of the other Members or otherwise complying with this Section 8.3, any Member may transfer any or all of his Membership Interests at any time if: (i) such transfer is made to a revocable living trust established by the Member for the benefit of his immediate family (the "<u>Trust</u>"); (ii) the Member is the sole or co-trustee (along with his spouse) of the Trust; and (iii) the Trust agrees to be bound by the terms and conditions of this Agreement and becomes a party to this Agreement. Notwithstanding the foregoing, the triggering events referenced in Section 8.4 of this Agreement shall continue to apply and refer to any individual employee of the Company who is or becomes a grantor, trustee or beneficiary of a Trust hereunder.

8.4 <u>Purchase upon Death, Disability and other Triggering Events</u>. Upon the occurrence of any of the events described in this Section 8.4, the Company and/or the remaining Members may, on the terms and conditions described below, purchase the Membership Interests of a Member who is the subject of the triggering event in question.

(a) <u>Optional Purchase Upon Death</u>. Upon the death of a Member, the Company and/or the remaining Members may purchase (and the deceased Member's estate shall sell) the Membership Interests of the deceased Member, as follows:

(i) <u>With Life Insurance</u>. The Company, in the sole discretion of the Members, may maintain policies of life insurance on any Member in amounts sufficient to purchase

the Membership Interests of such Member. The Company may use the proceeds of all such life insurance policies to purchase at least that percentage of Membership Interests of the deceased Member, including the community or other interest of the deceased Member's spouse, which can be purchased at the price and on the terms provided in Sections 8.5 and 8.6 of this Agreement. The Members, in their sole discretion, may maintain cross-purchase life insurance policies on the lives of each other. The Members may use the proceeds of such life insurance policies to fund the purchase of a deceased Member's Membership Interests, to the extent such Membership Interests are not purchased by the Company. The price of the Membership Interests and the terms of purchase shall be determined in accordance with Sections 8.5 and 8.6 of this Agreement.

(ii) <u>Without Life Insurance</u>. If there are no life insurance proceeds or if the life insurance proceeds are insufficient to purchase all of the Membership Interests of a deceased Member at the price and on the terms provided in Sections 8.5 and 8.6 of this Agreement, the Company may, within ninety (90) days of death, redeem all or such portion of the deceased Member's Membership Interests as it may lawfully acquire, including the community or other interest of the spouse in such Membership Interests. To the extent the Company is precluded by law from purchasing such Membership Interests, the Company shall notify the remaining Members in writing, not later than thirty (30) days following the death of the Member, who may, within ninety (90) days after receipt of such written notice, purchase the Membership Interests. Each Member shall have the right to purchase such percentage of Membership Interests offered for sale as the percentage of Membership Interests owned by such Member at that time shall bear to the total percentage of Membership Interests owned by all Members, other than the deceased Member. If any remaining Member does not wish to purchase his full proportionate percentage of Membership Interests, he may offer any such Membership Interests to the other Members proportionately, who may then purchase such Membership Interests. However, to the extent no other Member wishes to purchase such Membership Interests, the Member may purchase all the Membership Interests of the deceased Member.

(b) <u>Optional Purchase Upon Disability</u>. Upon determination of a Member's disability, the Company and/or the remaining Members may purchase (and the disabled Member shall sell) the Membership Interests of the disabled Member, as provided below.

(i) Whether a Member is disabled shall be determined (A) under the definitions given in any disability buyout insurance policy held on that Member by the Company or the other Members, or (B) if no such policy is in existence, then by the other Members in finding, in their reasonable discretion, that the Member is unable to perform his material duties to the Company. If a Member is determined to be disabled, and if the disability has extended for any one hundred eighty (180) days in any consecutive three hundred sixty five (365) day period, then the disabled Member's Membership Interests may be purchased, as described below, by the Company and/or the remaining Members.

(ii) <u>With Disability Buyout Insurance</u>. The Company in the sole discretion of the other Members may maintain policies of disability buy-out insurance on any Member in amounts sufficient to purchase the Membership Interests of such Member. The Company shall be the sole owner and beneficiary of the disability buyout insurance policies issued to it and shall pay all premiums for such policies. The Company may use the proceeds of all such disability buyout insurance policies to purchase that amount of Membership Interests of the disabled Member, including the community or other interest of the disabled Member's spouse, which can be purchased at the price and on the terms provided in Sections 8.5 and 8.6 of this Agreement. The

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Members, in their sole discretion, may maintain cross-purchase disability buy-out insurance policies on each other. The Members may use the proceeds of any such disability buy-out insurance policies to fund their respective right to purchase a disabled Member's Membership Interests, including the community or other interest of the disabled Member's spouse, to the extent such Membership Interests are not purchased by the Company. The price of the Membership Interests and the terms of purchase shall be determined in accordance with Sections 8.5 and 8.6 of this Agreement.

(iii) <u>Without Disability Buyout Insurance</u>. If there are no disability buy out insurance proceeds or if such proceeds are insufficient to purchase all of the Membership Interests of a disabled Member at the price and on the terms provided in Sections 8.5 and 8.6 of this Agreement, then the Company may, within ninety (90) days of determination of disability, redeem all or such portion of the disabled Member's Membership Interests as it may lawfully acquire. To the extent the Company is precluded by law from purchasing such Membership Interests, the Company shall so notify the remaining Members in writing, not later than thirty (30) days following the determination of disability of the departing Member, and the remaining Members may, in the same manner as provided above with respect to the Membership Interests of a deceased Member, purchase all of the remaining Membership Interests of the disabled Member on the terms provided in Sections

8.5 and 8.6 of this Agreement. If any remaining Member does not wish to purchase his full proportionate number of Membership Interests, he may offer any such Membership Interests to the other Members proportionately, who may then purchase such Membership Interests.

(c) <u>Optional Purchase upon Occurrence of Other Events</u>. If any Member: (i) is adjudicated a bankrupt (voluntary or involuntary), or makes an assignment for the benefit of his creditors, or (ii) withdraws from the Company then, in each such event, the Company shall for ninety (90) days after the occurrence of any of the events described in (i) and (ii) above (each, an "<u>Other Triggering Event</u>"), have the option to redeem all or such portion of the Member's Membership Interests as it may lawfully acquire, including the community or other interest of the spouse in such Membership Interests. To the extent the Company elects not to purchase such Membership Interests, the Company shall notify the remaining Members in writing, not later than thirty (30) days after the occurrence of an Other Triggering Event. The remaining Members shall have the option to purchase the Membership Interests, for ninety (90) days after receipt of such written notice. Each Member shall have the option to purchase such percentage of Membership Interests offered for sale as the percentage of Membership Interests owned by such Member at that time shall bear to the total percentage of Membership Interests owned by all Members, other than the selling Member. If any remaining Member does not wish to purchase his full proportionate percentage of Membership Interests, he may offer any such Membership Interests to the other Members proportionately, who may then purchase such Membership Interests. The price of the Membership Interests and the terms of purchase shall be determined in accordance with Sections 8.5 and 8.6 of this Agreement.

(d) <u>Effect of a Triggering Event on Status as a Member</u>. Notwithstanding anything to the contrary in this Agreement, upon the occurrence of an event triggering a right to purchase or repurchase a Member's Membership Interests under this Section 8.4, the departing Member's rights and status as a Member of this Company shall be deemed terminated on the Triggering Date (as that term is defined below), as long as all Membership Interests are purchased as a consequence of such event in accordance with the terms of this Agreement.

8.5 <u>Purchase Price; Valuation</u>.

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(a) <u>Purchase Price</u>. The purchase price to be paid for the Membership Interests purchased pursuant to Section 8.4 shall be the "<u>Buy-Out Value</u>" of the Company (as defined below).

(b) <u>Valuation</u>. The Buy-Out Value shall be determined by the Company's Members in consultation with the Company's outside accountants regularly engaged to assist in the preparation of its year-end financial statements, annually within ninety (90) days after the Company's fiscal year-end; provided, however, that the Buy-Out Value for the first year of the Company's existence shall be the value of the selling Member's positive capital account balance after any appropriate tax adjustments.

(c) <u>Alternative Valuation Date</u>. At the election and sole expense of any Member, the Buy-Out Value may be determined by an independent valuation expert as of the end of the fiscal quarter immediately preceding any event requiring a valuation of the Membership Interests, adjusted pro-rata to reflect all year-end adjustments normally made by the Company's accountants, including provisions for all taxes.

(d) <u>Price Determination Date</u>. The Buy-Out Value shall be determined as of the fiscal year-end or as of the fiscal quarter-end under Section 8.5(c) ("<u>Price Determination Date</u>") which immediately precedes the date of the event triggering the right of purchase or repurchase ("<u>Triggering Date</u>"), as follows: (i) in the case of a purchase due to the death of a Member, the Triggering Date is the date of death; (iii) in the case of a purchase due to the disability of a Member, the Triggering Date is the date of the other Members' determination of disability; (iv) in the case of an Other Triggering Event, the Triggering Date is the date of the event triggering the option to purchase.

8.6 <u>Payment and Transfer of Membership Interest</u>.

(a) Initial Payment. Except as provided in Sections 8.6(c) and 8.6(d) below, if the purchase price for the Membership Interests has been established pursuant to Section 8.5 of this Agreement, the purchase price for the Membership Interests shall be paid to the transferring Member or his estate, as follows: a Member shall be paid a down payment equal to Twenty Percent (20%) of the purchase price, payable by check within 90 days after the Triggering Date (the "Initial Payment") and the balance shall be paid pursuant to the Promissory Note described below.

(b) Promissory Note.

(i) Except as set forth below, the deferred portion of the purchase price for the Membership Interests, if any, shall be evidenced by a promissory note executed by the purchaser(s) (the "Note"), the principal amount of which shall be payable in four (4) years in quarterly installments of principal plus accrued interest, with payments commencing three months after the Initial Payment until fully paid. The outstanding principal amount of the Note shall bear interest at the *Wall Street Journal* prime rate on the date of the Triggering Date, adjusted each January 1st thereafter, but in no event shall any such rate of interest exceed the maximum rate permissible under applicable law. Accrued interest shall be payable on each date on which a payment of principal is due. The maker of the Note shall be entitled to prepay all or any portion of the principal at any time without penalty, and any prepaid sums shall be applied first against the last installments thereafter coming due.

(ii) If any installment or any final payment due under the Note is not paid when due and within five (5) days after notice of non-receipt, the payor will pay to the Member on his demand or demand of any other holder of the Note a late charge equal to five percent of the amount of such payment. This charge is a result of the reasonable endeavor by the Member to estimate Member's added costs and damages resulting from payor's failure to make timely payments under this Agreement.

(iii) The Note shall provide that in case of default, at the election of the holder, the entire sum of principal and interest may immediately become due and payable, and that the maker shall pay reasonable attorneys' fees and other expenses to the holder if legal action is necessary due to a default under the Note. The dissolution of the Company shall constitute an immediate default under the Note. If the Membership Interests are purchased by any person other than the Company, the Note shall be secured by a pledge of all the Membership Interests being purchased in the transaction to which the Note relates. The pledgeholder shall be a party mutually agreed upon by the payor and the holder of the Note and the pledge agreement shall contain such terms and conditions as may be customary and reasonable. As long as no default occurs in payments under the Note, the purchaser(s) shall be entitled to vote the Membership Interests and to receive any distributions paid thereon.

(c) Purchase upon Death of Member; Application of Proceeds from Life Insurance. If the purchase is triggered by a Member's death, the Company or the surviving Members shall expeditiously file the necessary proofs of death and collect the proceeds of any policies of insurance outstanding on the life of the deceased Member, whether owned by the Company or the surviving Members. The decedent's personal representative shall apply for and obtain any necessary court approval or confirmation of the sale of the decedent's Membership Interests under this Agreement.

(i) If insurance proceeds are available to pay for the Membership Interests being purchased as a result of life insurance maintained by the Company, the full amount of such proceeds shall upon receipt be paid to the deceased Member's estate up to the purchase price for the Membership Interests, provided however that, the proceeds shall be applied in the following order:

(A) to pay all applicable federal and state taxes related to the receipt of such proceeds, provided however that if such taxes cannot be determined as of the date payment is required to be made to the deceased Member's estate, the Company shall be entitled to make a reasonable estimate of such taxes and withhold the same subject to later adjustment for actual tax amounts when determined; and

(B) to repurchase the deceased Member's Membership Interests.

(ii) If insurance proceeds are available but insufficient to pay the full amount owed for the Membership Interests being purchased, the remaining balance shall be payable by the Company and/or the other Members, in installments as provided in Sections 8.6(a) and 8.6(b) above.

(d) <u>Purchase upon Disability of Member; Application of Proceeds from Insurance</u>. If the purchase is triggered by a Member's disability, the Company or the remaining

Members shall expeditiously file the necessary insurance forms and collect the proceeds of any policies of insurance.

(i) If insurance proceeds are available to pay for the Membership Interests being purchased, the full amount of such proceeds shall upon receipt be paid to the disabled Member up to the purchase price for the Membership Interests; provided, however, that the proceeds shall be applied in the following order:

(A) to pay all applicable federal and state taxes related to the receipt of such proceeds, provided however that if such taxes cannot be determined as of the date payment is required to be made to the disabled Member, the Company shall be entitled to make a reasonable estimate of such taxes and withhold the same, subject to later adjustment for actual tax amounts when determined; and

(B) to repurchase the deceased Member's Membership Interests.

(ii) If insurance proceeds are available but insufficient to pay the full amount owed for the Membership Interests being purchased, the remaining balance shall be payable by the Company and/or the other Members, in installments as provided in Sections 8.6(a) and 8.6(b) above.

8.7 <u>Obligations of Transferees</u>. Each transferee or any subsequent transferee of any Membership Interests or any interest therein shall, unless this Agreement expressly provides otherwise: (a) hold such Membership Interests or interest therein, subject to all of the provisions of this Agreement; (b) make no further transfers except as provided in this Agreement; and (c) prior to the transfer of such Membership Interests to such transferee or subsequent transferee confirm, in writing, such transferee's agreement to be bound by the terms of this Agreement. The effectiveness of any such transfer is conditioned upon the Company's receipt of such written confirmation (unless such requirement for written confirmation of this Agreement is waived by the Company in writing).

8.8 <u>Community Property Interest</u>. If the Membership Interests subject to this Agreement are held as community property (or a spouse of a Member otherwise has or acquires an interest in the Membership Interests), the community property interest (or other interest) of such spouse also shall be subject to purchase as provided herein; and any such spouse having a community property interest (or other interest) in the Membership Interests shall execute the Consent form attached hereto as <u>Exhibit B</u> confirming the applicability of this Agreement to her interest in the Membership Interests; provided, however, that failure to execute such form shall not alter the applicability of this Agreement to any such community property interest (or other interest) in the Membership Interests. Each Member hereby covenants and agrees: (a) to obtain the signature of his spouse, whether current or future, to the Consent and (b) to indemnify the other parties to this Agreement for his failure to obtain such Consent(s).

8.9 <u>Marital Dissolution</u>.

(a) <u>Member Option to Purchase Upon Dissolution</u>. Within sixty (60) days of the final dissolution of the marriage of a Member (or of a trustee of a Trust which is a Member) under applicable law, that Member or trustee shall acquire from his former spouse all of the Membership Interests owned by the former spouse as a result of the final decree of dissolution or otherwise, if any, and shall deliver written proof thereof to the Company.

(b) <u>Company and Other Members' Option to Purchase</u>. If the Member or trustee fails for any reason to purchase all of the Membership Interests owned by his former spouse, first the Company and then the remaining Members shall have the option to purchase all of the Membership Interests owned by the former spouse for a period concluding ninety (90) days after the effective date of the judgment determining the property rights of such spouses. The purchase price and payment terms for any Membership Interests acquired by the Company or the remaining Members upon such dissolution and the entry of a final decree (or other confirmation of the dissolution recognized under applicable law) shall be determined in accordance with Sections 8.5 and 8.6 of this Agreement.

(c) <u>Reimbursement Obligation</u>. The parties agree that if the Member or trustee fails to purchase the Membership Interests of such Member's former spouse, the Company and the remaining Members would suffer damages that would be impracticable or extremely difficult to calculate. Therefore, if the Company and/or the remaining Members purchase all or any part of the Membership Interests owned by the former spouse pursuant to this Section 8.9, the Member or trustee who had been married shall reimburse the purchaser(s) thereof in an amount equal to Twenty Five Percent (25%) of the purchase price paid by the remaining Members or the Company to the former spouse.

8.10 <u>Substituted Member</u>. A prospective transferee (other than an existing Member) of a Membership Interest may be admitted as a Member with respect to such Membership Interest (a "<u>Substituted Member</u>") only in accordance with the terms of this Agreement and on such prospective transferee's executing a counterpart of this Agreement as a party hereto. Any transferee of a Membership Interest shall be deemed an Assignee, and, therefore, the owner of only an Economic Interest in the Company until such transferee has been admitted as a Substituted Member. Any person admitted to the Company as a Substituted Member shall be subject to all provisions of this Agreement.

8.11 <u>No Prohibited Transfers</u>. Upon a purported Transfer in violation of this <u>Article VIII</u>, the transferee shall have no right to Vote or participate in the management of the Company or to exercise any rights of a Member. Such transferee shall be deemed an Assignee and therefore the owner of only an Economic Interest. Notwithstanding the immediately preceding sentences, if, in the determination of the Members, a Transfer in violation of this <u>Article VIII</u> would cause the termination of the Company under the Code, in the sole discretion of the Members, the Transfer shall be null and void. No Member shall at any time make or permit any Transfer that does not comply in all respects with all applicable federal and state securities laws and regulations.

8.13 <u>Securities Compliance</u>. The initial sale of Membership Interests in the Company to the Initial Members has not been qualified or registered under the securities laws of any state, or registered under the Securities Act of 1933, as amended, in reliance upon exemptions from the registration provisions of those laws. No attempt has been made to qualify the offering and sale of Membership Interests to Members under the California Corporate Securities Law of 1968, as amended, also in reliance upon an exemption from the requirement that a permit for issuance of securities be procured. Notwithstanding any other provision of this Agreement, Membership Interests may not be transferred or Encumbered unless registered or qualified under applicable state and federal securities law or unless, in the opinion of legal counsel satisfactory to the Company, such qualification or registration is not required. The Member who desires to transfer a Membership Interest shall be responsible for all legal fees incurred in connection with said opinion.

ARTICLE IX: DISSOLUTION AND WINDING UP

9.1. <u>Events Causing Dissolution</u>. The Company shall be dissolved on the first to occur of the following events:

(a) The affirmative Vote of all the Members; or

(b) The entry of a decree of judicial dissolution pursuant to California Corporations Code Section 17351.

9.2. <u>Process for Dissolution; Conduct of Business</u>. On the dissolution of the Company, the Company shall engage in no further business other than that necessary to wind up the business and affairs of the Company. The Members who have not wrongfully dissolved the Company shall wind up the affairs of the Company. The Persons winding up the affairs of the Company shall give written Notice of the commencement of winding up by mail to all known creditors and claimants against the Company whose addresses appear in the records of the Company. After paying or adequately providing for the payment of all known debts of the Company (except debts owing to Members) the remaining assets of the Company shall be distributed or applied in the following order of priority:

(a) To pay the expenses of liquidation.

(b) To repay outstanding loans from Members. If there are insufficient funds to pay such loans in full, each Member shall be repaid in the ratio that the Member's respective loan, together with interest accrued and unpaid thereon, bears to the total of all such loans from Members, including all interest accrued and unpaid on those loans. Such repayment shall first be credited to unpaid principal and the remainder shall be credited to accrued and unpaid interest.

(c) Among the Members in accordance with the provisions of Article IV, Section 4.7.

9.3. <u>No Recourse</u>. Each Member shall look solely to the assets of the Company for the return of the Member's investment, and if the Company property remaining after the payment or discharge of the debts and liabilities of the Company is insufficient to return the investment of any Member, such Member shall have no recourse against any other Members for indemnification, contribution, or reimbursement.

ARTICLE X: INDEMNIFICATION

10.1 <u>Limitation on Liability</u>. No Member shall have any liability to the Company or any Member for monetary damages for breach of fiduciary duty as a Member other than: (a) for any breach of such Person's duty of loyalty to the Company or its Members except as otherwise set forth in this Agreement; (b) for acts or omissions not consistent with the obligation of good faith and fair dealing; or (c) for acts which involve gross negligence, reckless conduct, intentional misconduct or a knowing violation of law. "Duty of loyalty" means (i) the duty to account to the Company for any property, profit or benefit derived by the Member in the conduct and winding up of Company business, (ii) the duty to refrain from dealing with the Company as or on behalf of a party having an interest adverse to the Company, and (iii) the duty to refrain from competing with the Company in

the conduct of Company business.

10.2 <u>Indemnification by the Company</u>. The Company shall indemnify, defend and hold harmless the Members from and against any claims, causes of action, costs or expenses, including but not limited to reasonable attorneys' fees, asserted against such Person or incurred by such Person in such capacity arising out of such Person's status as such to the fullest extent permitted by law.

10.3 <u>Expenses of Defense</u>. Expenses incurred in defending a civil or criminal action, suit or proceeding may be paid out of Company funds in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by the Member to repay such amount unless it shall ultimately be determined that such Person is entitled to be indemnified by the Company.

10.4 Non-Exclusivity. The exculpation of liability and indemnification provided by this Article X shall not be deemed exclusive of any other limitation on liability or rights to which those seeking indemnification may be entitled under any statute, agreement, Vote of Members or otherwise.

10.5 Insurance. The Company may purchase insurance to insure against the liabilities contemplated by this Article X.

ARTICLE XI: GENERAL PROVISIONS

11.1. Entire Agreement. This Agreement constitutes the whole and entire agreement of the parties with respect to the subject matter of this Agreement. This Agreement replaces and supersedes all prior written and oral agreements by and among the Members or any of them.

11.2. Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

11.3. Governing Law; Severability. This Agreement shall be construed and enforced in accordance with the internal laws of the State of California. If any provision of this Agreement is determined by any court of competent jurisdiction or arbitrator to be invalid, illegal, or unenforceable to any extent, that provision shall, if possible, be construed as though more narrowly drawn, if a narrower construction would avoid such invalidity, illegality, or unenforceability or, if that is not possible, such provision shall, to the extent of such invalidity, illegality, or unenforceability, be severed, and the remaining provisions of this Agreement shall remain in effect.

11.4. Binding Effect. This Agreement shall be binding on and inure to the benefit of the parties and their heirs, personal representatives, and permitted successors and assigns.

11.5. Word Usage. Whenever used in this Agreement, the singular shall include the plural, the plural shall include the singular, and the neuter gender shall include the male and female as well as a trust, firm, company, or Company, all as the context and meaning of this Agreement may require.

11.6. Further Assurance. The parties to this Agreement shall promptly execute and deliver any and all additional documents, instruments, notices, and other assurances, and shall do any and all

other acts and things, reasonably necessary in connection with the performance of their respective obligations under this Agreement and to carry out the intent of the parties.

11.7. Other Activities. Except as provided in this Agreement, no provision of this Agreement shall be construed to limit in any manner the Members in the carrying on of their own respective businesses or activities.

11.8. No Individual Agency. Except as provided in this Agreement, no provision of this Agreement shall be construed to constitute a Member, in the Member's capacity as such, the agent of any other Member.

11.9. Capacity and Authority. Each Member represents and warrants to the other Members that the Member has the capacity and authority to enter into this Agreement.

11.10. Section Headings. The article, section, and paragraph titles and headings contained in this Agreement are inserted as a matter of convenience and for ease of reference only and shall be disregarded for all other purposes, including the construction or enforcement of this Agreement or any of its provisions.

11.11. <u>Time of the Essence</u>. Time is of the essence of every provision of this Agreement that specifies a time for performance.

11.12. <u>No Third Party Beneficiaries</u>. This Agreement is made solely for the benefit of the parties to this Agreement and their respective permitted successors and assigns, and no other Person or entity shall have or acquire any right by virtue of this Agreement.

[Signatures on following page]

18

IN WITNESS WHEREOF, the Initial Member has executed or caused to be executed this Operating Agreement effective as of the day and year first above written.

_____
Jennifer V. Baum

CONSENT OF SPOUSE/DOMESTIC PARTNER

The undersigned is the spouse or domestic partner of _____ and acknowledges that he/she has read the foregoing Operating Agreement of Absinthia's Bottled Spirits, LLC and understands its provisions. The undersigned is aware that, by the provisions of the Agreement, the undersigned and _____ have agreed to sell or transfer all of his/her Membership Interest in the Company, including any community property interest or quasi community property interest, in accordance with the terms and provisions of the Agreement. The undersigned hereby expressly approves of and agrees to be bound by the provisions of the Agreement in its entirety, including, but not limited to, those provisions relating to the sales and transfers of Membership Interests and the restrictions thereon.

Date: Signature:

Name:
EXHIBIT A

MEMBER CAPITAL CONTRIBUTIONS

Member	Contribution	Value	Percentage Interest
Jennifer V. Baum	Cash and all copyrights, trademarks, and trade secrets created or developed for the Company, relating to the Company's products and services.	$ _60,000__	100%

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